WORLD AM, INC.
                            1400 W. 122nd Avenue, Suite 104
                                 Westminster, CO  80234





July 26, 2005


Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  World Am, Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2004
     Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Dear Sir/Madame:

     In connection with the above-referenced filings by World Am, Inc., this letter shall serve as an acknowledgement that:

     1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2) staff comments or changes to disclosure in response to staff comments on the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;

     3) and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me, should you require any additional information.

                                       Sincerely,


                                       /s/ James H. Alexander
                                       James H. Alexander, CEO


                1400 W. 122nd Ave. Suite. 104 Westminster, CO 80234
                    Phone: 303-452-0022 Fax: 303-452-6626